Issuer Free Writing Prospectus

Filed pursuant to Rule 433

Registration No. 333-192085

December 9, 2013

Autohome Inc.

Autohome Inc., or the Company, has filed a registration statement on Form F-1, including a prospectus, with the Securities and Exchange Commission, or the SEC, for the offering to which this free writing prospectus relates. Before you invest, you should read the prospectus in that registration statement and other documents the Company has filed with the SEC for more complete information about the Company and this offering. Investors should rely upon the prospectus and any relevant free writing prospectus for complete details of this offering. You may get these documents and other documents the Company has filed for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the company, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling +1 800-503-4611 or +1 212-902-1171. You may also access the company’s most recent prospectus dated December 9, 2013, which is included in Amendment No. 5 to the Company’s registration statement on Form F-1, as filed with the SEC via EDGAR on December 9, 2013, by visiting EDGAR on the SEC website at http://www.sec.gov/Archives/edgar/data/1527636/000119312513466042/d214139df1a.htm

The following information supplements and updates the information contained in the Company’s preliminary prospectus dated December 5, 2013 included in Amendment No. 4 to the Company’s registration statement on Form F-1, as filed with the SEC via EDGAR on December 5, 2013, or Amendment No. 4. All references to page numbers are to page numbers in Amendment No. 4.

Increase in the estimated initial public offering price range

The estimated initial public offering price range, as stated in the preliminary prospectus dated December 5, 2013, was between $12.00 and $14.00 per ADS. The estimated initial public offering price range has now been changed to between $14.00 and $16.00 per ADS.

In light of the above change, we have revised the disclosures that are contingent on the estimated initial public offering price range in Amendment No. 5 to the Company’s registration statement on Form F-1 filed with the SEC on December 9, 2013. Set forth below are the revised (1) prospectus front cover page; (2) the paragraphs titled “Offering price” and “Use of proceeds” under the “Prospectus Summary—The Offering” section on pages 10 and 11; (3) the paragraph titled “Pro Forma Earnings Per Share to Reflect the West Crest Share Purchase” under the “Prospectus Summary—Summary Consolidated Financial Data” section on pages 14 and 15; (4) the risk factor titled “Because our initial public offering price is substantially higher than our net tangible book value per share, you will experience immediate and substantial dilution.” in the “Risk Factors” section on page 42; (5) the “Use of Proceeds” section on page 49; (6) the “Capitalization” section on page 51; (7) the “Dilution” section on pages 52 and 53; (8) the “Selected Consolidated Financial Data—Pro Forma Earnings Per Share to Reflect the West Crest Share Purchase” section on page 65; (9) the third last paragraph under the “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies—Share-based Compensation” section on page 76; (10) the last paragraph under the “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies—Fair Value of our Ordinary Shares” section on page 80; (11) the last paragraph under the “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Quantitative and Qualitative Disclosures about Market Risk—Foreign Exchange Risk” section on page 97; and (12) the “Expenses Related to This Offering” section on page 184.

The information in this prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

PROSPECTUS (Subject to Completion)

Issued December 9, 2013

7,820,000 American Depositary Shares

Autohome Inc.

Representing 7,820,000 Class A Ordinary Shares

Autohome Inc. is offering 7,820,000 American Depositary Shares, or ADSs. Each ADS represents one Class A ordinary share, par value US$0.01 per share. This is our initial public offering and no public market currently exists for our ADSs or our ordinary shares. We anticipate that the initial public offering price will be between US$14.00 and US$16.00 per ADS.

We are an “emerging growth company” under applicable U.S. federal securities laws and are eligible for reduced public company reporting requirements.

We have applied for listing of our ADSs on the New York Stock Exchange under the symbol “ATHM.”

Investing in our ADSs involves risks. See “Risk Factors” beginning on page 17.

PRICE US$             PER ADS

	Price to Public	Underwriting Discounts and Commissions	Proceeds to Company

Per ADS	US$	US$	US$
Total	US$	US$	US$

We have granted the underwriters the right to purchase up to an aggregate of 1,173,000 additional ADSs at the initial public offering price, less underwriting discounts and commissions, within 30 days from the date of this prospectus.

Immediately prior to the completion of this offering, our outstanding share capital will consist of 27,354,496 Class A ordinary shares and 68,788,940 Class B ordinary shares. Holders of Class A ordinary shares and Class B ordinary shares have the same rights except for conversion and voting rights. Each Class B ordinary share is convertible into one Class A ordinary share at any time, while Class A ordinary shares cannot be converted into Class B ordinary shares under any circumstances. Each Class A ordinary share is entitled to one vote. When the total number of ordinary shares held by Telstra Holdings Pty Ltd and/or its affiliates (“Telstra”) constitutes no less than 51% of all of our issued and outstanding ordinary shares, each Class B ordinary share is entitled to one vote; when the total number of ordinary shares held by Telstra drops below 51% but is no less than 39.3% of all of our issued and outstanding ordinary shares, each Class B ordinary share will carry such number of votes that would result in the total number of ordinary shares held by Telstra carrying, in the aggregate, 51% of the voting rights represented by all of our issued and outstanding ordinary shares; when the total number of ordinary shares held by Telstra drops below 39.3% of all of our issued and outstanding ordinary shares, all Class B ordinary shares will be automatically converted into the same number of Class A ordinary shares.

Immediately after the completion of this offering, Telstra Holdings Pty Ltd. is and will continue to be our controlling shareholder and will hold 68,788,940 Class B ordinary shares, which represents 66.2% of our aggregate voting rights, assuming the underwriters do not exercise their option to purchase additional ADSs. We will be a controlled company as defined under the New York Stock Exchange Listed Company Manual.

The Securities and Exchange Commission and state securities regulators have not approved or disapproved these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the ADSs to purchasers on                     , 2013.

Deutsche Bank Securities	Goldman Sachs (Asia) L.L.C.

Oppenheimer & Co.	Piper Jaffray

(in alphabetical order)

            , 2013

PROSPECTUS SUMMARY

The Offering

Offering price	We currently estimate that the initial public offering price will be between US$14.00 and US$16.00 per ADS.

Use of proceeds	We expect that we will receive net proceeds of approximately US$102.5 million from this offering, assuming that the underwriters do not exercise their option to purchase addition ADSs and the initial public offering price is US$15.00 per ADS, which is the midpoint of the estimated range of the initial public offering price, after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

We intend to use the net proceeds from this offering as follows: (a) approximately US$25.0 million for investing in our technology and product development; (b) approximately US$25.0 million for expanding our sales and marketing activities; (c) US$37.5 million for the remaining portion of the share repurchase consideration payable by us in the West Crest Share Purchase; and (d) the balance for other general corporate purposes, including expenditures relating to the expansion of our operations. See “Use of Proceeds” for more information.

Summary Consolidated Financial Data

Pro Forma Earnings Per Share to Reflect the West Crest Share Purchase

Our basic earnings per share on a pro forma basis to reflect the West Crest Share Purchase were RMB2.15 (US$0.35) for the year ended December 31, 2012 and RMB3.37 (US$0.55) for the nine months ended September 30, 2013. Our diluted earnings per share on a pro forma basis to reflect the West Crest Share Purchase were RMB2.14 (US$0.35) for the year ended December 31, 2012 and RMB3.33 (US$0.54) for the nine months ended September 30, 2013. The denominator used for pro forma earnings per share gives effect to the net change in shares as a result of (i) the repurchase of 3,856,564 ordinary shares by us from West Crest Limited and (ii) the issuance and sale of the number of Class A ordinary shares that would need to be issued and sold in this initial public offering to provide the proceeds to pay for a portion of the repurchase of ordinary shares from West Crest Limited. At a price of US$15.00 per ADS, the midpoint of the price range shown on the front cover of this prospectus, and with each ADS representing one Class A ordinary share, it would be necessary to issue 2,500,000 Class A ordinary shares to pay for the remaining US$37.5 million of the US$75 million purchase price associated with Autohome’s portion of the West Crest Share Purchase. See “Corporate History and Structure—Share Purchase from West Crest Limited” and “Use of Proceeds” for more information. The net decrease in the number of shares amounting to 1,356,564 was deducted from the number of our ordinary shares outstanding used in the basic and diluted earnings per share computation as of December 31, 2012 and September 30, 2013.

RISK FACTORS

Because our initial public offering price is substantially higher than our net tangible book value per share, you will experience immediate and substantial dilution.

If you purchase ADSs in this offering, you will pay more for your ADSs than the amount paid by our existing shareholders for their Class A ordinary shares on a per ADS basis. As a result, you will experience immediate and substantial dilution of US$13.85 per ADS, representing the difference between the assumed initial public offering price of US$15.00 per ADS, the midpoint of the estimated range of the initial public offering price, and our net tangible book value per ADS as of September 30, 2013, after giving effect to the West Crest Share Purchase and the net proceeds to us from this offering. In addition, you may experience further dilution to the extent that our Class A ordinary shares are issued upon conversions of Class B ordinary shares, the exercise of share options or other dilutive transactions.

USE OF PROCEEDS

We estimate that we will receive net proceeds from this offering of approximately US$102.5 million, or approximately US$118.9 million if the underwriters exercise their option to purchase additional ADSs in full, after deducting underwriting discounts and the estimated offering expenses payable by us. These estimates are based upon an assumed initial public offering price of US$15.00 per ADS, the midpoint of the price range shown on the front cover page of this prospectus. A US$1.00 increase (decrease) in the assumed initial public offering price of US$15.00 per ADS would increase (decrease) the net proceeds to us from this offering by US$7.3 million, assuming the number of ADSs offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated expenses payable by us.

The primary purposes of this offering are to create a public market for our shares for the benefit of all shareholders, to retain talented employees by providing liquidity to their equity incentives and to obtain additional capital. We plan to use the net proceeds of this offering as follows:

•	approximately US$25.0 million for investing in our technology and product development;

•	approximately US$25.0 million for expanding our sales and marketing activities;

•	US$37.5 million for the remaining portion of the share repurchase consideration payable by us in the West Crest Share Purchase. The sole shareholder of West Crest Limited is Mr. Jiang Lan, a former director of our company; and

•	the balance for general corporate purposes, including expenditures relating to the expansion of our operations.

The foregoing represents our current intentions based upon our present plans and business conditions to use and allocate the net proceeds of this offering. Our management, however, will have significant flexibility and discretion to apply the net proceeds of this offering. If an unforeseen event occurs or business conditions change, we may use the proceeds of this offering differently than as described in this prospectus.

Pending any use described above, we plan to invest the net proceeds in short-term, interest-bearing, debt instruments or demand deposits.

In using the proceeds of this offering, as an offshore holding company, we are permitted, under PRC laws and regulations, to provide funding to our PRC subsidiary only through loans or capital contributions and to our VIEs only through loans. Subject to satisfaction of applicable government registration and approval requirements, we may extend inter-company loans to our PRC subsidiary or make additional capital contributions to our PRC subsidiary to fund its capital expenditures or working capital. We cannot assure you that we will be able to obtain these government registrations or approvals on a timely basis, if at all. See “Risk Factors—Risks Related to Our Corporate Structure—PRC regulation of loans to, and direct investment in, PRC entities by offshore holding companies and governmental control of currency conversion may restrict or prevent us from using the proceeds of this offering to make loans to our PRC subsidiary and VIEs or to make additional capital contributions to our PRC subsidiary, which may materially and adversely affect our liquidity and our ability to fund and expand our business.” In addition, as we have obtained U.S. dollar financing from a third-party lender to pay the first installment in the West Crest Share Purchase and pledged the approximate corresponding amount of our existing RMB cash balance to the lender as collateral, we may also consider using part of the proceeds from this offering to repay the U.S. dollar loan so that the pledged RMB cash balance can be released for use in our operations. See “Corporate History and Structure—Share Purchase from West Crest Limited.”

CAPITALIZATION

The following table sets forth our capitalization as of September 30, 2013:

•	on an actual basis;

•	on a pro forma basis to reflect (1) the redemption and cancelation of 68,788,940 ordinary shares held by Telstra in consideration for the issuance of the same number of Class B ordinary shares upon the effectiveness of the registration statement of which this prospectus forms a part; and (2) the conversion of all of the ordinary shares held by our other ordinary shareholders into 27,354,496 Class A ordinary shares upon the effectiveness of the registration statement of which this prospectus forms a part; and

•	on a pro forma as adjusted basis to reflect (1) the West Crest Share Purchase, (2) the redemption and cancelation of 68,788,940 ordinary shares held by Telstra in consideration for the issuance of the same number of Class B ordinary shares upon the effectiveness of the registration statement of which this prospectus forms a part; (3) the redemption and cancelation of 27,354,496 ordinary shares held by our other ordinary shareholders in consideration for the issuance of the same number of Class A ordinary shares upon the effectiveness of the registration statement of which this prospectus forms a part; and (4) the sale of 7,820,000 Class A ordinary shares in the form of ADSs by us in this offering at an assumed initial public offering price of US$15.00 per ADS, the midpoint of the price range shown on the front cover page of this prospectus, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

You should read this table together with our consolidated financial statements and the related notes included elsewhere in this prospectus and the information under “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

	As of September 30, 2013
	Actual	Pro Forma	Pro Forma As Adjusted
	(in thousands of US$)
Cash and cash equivalents	71,477	71,477	133,961
Restricted cash	—	—	40,033
Short-term debt
Short-term bank loans	—	—	38,000
Total short-term debt	—	—	38,000
Shareholders’ equity
Ordinary shares, US$0.01 par value, 100,000,000,000 shares authorized, 100,000,000 shares issued and outstanding	1,122	—	—
Class A ordinary shares, $0.01 par value, 99,931,211,060 shares authorized and 27,354,496 shares issued and outstanding	—	350	385
Class B ordinary shares, $0.01 par value, 68,788,940 shares authorized, 68,788,940 shares issued and outstanding	—	772	772
Additional paid-in capital(1)(2)	187,157	187,157	280,795
Accumulated other comprehensive income	190	190	190
Retained earnings	87,381	87,381	21,225

Total equity(1)	275,850	275,850	303,367

Total capitalization(1)(2)	275,850	275,850	341,367

(1)	A US$1.00 increase (decrease) in the assumed initial public offering price of US$15.00 per share, the midpoint of the range set forth on the cover page of this prospectus, would increase (decrease) each of additional paid-in capital, total Autohome Inc. shareholders’ equity, total equity and total capitalization by US$7.3 million.
(2)	Total capitalization equals to total borrowing plus total equity.

DILUTION

If you invest in our ADSs, your interest will be diluted to the extent of the difference between the initial public offering price per ADS and our net tangible book value per ADS after this offering. Dilution results from the fact that the initial public offering price per ordinary share is substantially in excess of the book value per ordinary share attributable to the existing shareholders for our presently outstanding ordinary shares.

Our net tangible book value as of September 30, 2013 was approximately US$91.7 million, or US$0.92 per ordinary share as of that date, and US$0.92 per ADS. Without taking into account any other changes in net tangible book value after September 30, 2013, other than to give effect to the West Crest Share Purchase, our pro forma net tangible book value as of September 30, 2013 would have been US$16.7 million, or US$0.17 per share, or US$0.17 per ADS. Net tangible book value represents the amount of our total consolidated tangible assets, excluding intangible assets, goodwill and deferred tax assets, less our total consolidated liabilities (excluding deferred tax liabilities related to intangible assets and goodwill). Dilution is determined by subtracting net tangible book value per ordinary share, after giving effect to the West Crest Share Purchase and the additional proceeds we will receive from this offering, from the assumed initial public offering price of US$15.00 per ordinary share, which is the midpoint of the estimated initial public offering price range set forth on the cover page of this prospectus adjusted to reflect the ADS-to-ordinary share ratio, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us. Because our Class A ordinary shares and Class B ordinary shares have the same dividend and other rights, except for conversion and voting rights, the dilution is presented here based on all ordinary shares, including Class A ordinary shares and Class B ordinary shares.

Without taking into account any other changes in net tangible book value after September 30, 2013, other than to give effect to the West Crest Share Purchase and our sale of the ADSs offered in this offering at the assumed initial public offering price of US$15.00 per ADS, the midpoint of the estimated range of the initial public offering price, after deduction of the underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma net tangible book value as of September 30, 2013 would have been US$119.2 million, or US$1.15 per ordinary share and US$1.15 per ADS. This represents an immediate increase in net tangible book value of US$0.98 per ordinary share and US$0.98 per ADS to the existing shareholders and an immediate dilution in net tangible book value of US$13.85 per ordinary share and US$13.85 per ADS to investors purchasing ADSs in this offering. The following table illustrates such dilution:

	Per Ordinary Share		Per ADS
Assumed initial public offering price	US$	15.00	US$	15.00
Net tangible book value as of September 30, 2013	US$	0.92	US$	0.92
Pro forma net tangible book value after giving effect to the West Crest Share Purchase	US$	0.17	US$	0.17
Pro forma net tangible book value after giving effect to the West Crest Share Purchase and this offering	US$	1.15	US$	1.15
Amount of dilution in net tangible book value to new investors in this offering	US$	13.85	US$	13.85

A US$1.00 increase (decrease) in the assumed public offering price of US$15.00 per ADS would increase (decrease) our pro forma net tangible book value after giving effect to this offering by US$7.3 million, the pro forma net tangible book value per ordinary share and per ADS after giving effect to this offering by US$0.07 per ordinary share and US$0.07 per ADS and the dilution in pro forma net tangible book value per ordinary share and per ADS to new investors in this offering by US$0.93 per ordinary share and US$0.93 per ADS, assuming no change to the number of ADSs offered by us as set forth on the cover page of this prospectus, and after deducting underwriting discounts and commissions and other offering expenses.

The following table summarizes, on a pro forma basis as of September 30, 2013, the differences between existing shareholders and the new investors as of such date with respect to the number of ordinary shares (in the form of ADSs or ordinary shares) purchased from us, the total consideration paid and the average price per ordinary share and per ADS paid before deducting the underwriting discounts and commissions and estimated offering expenses. The total number of ordinary shares does not include ordinary shares underlying the ADSs issuable upon the exercise of the option to purchase additional ADSs granted to the underwriters.

	Ordinary Shares Purchased		Total Consideration			Average Price Per Ordinary Share		Average Price Per ADS
	Number	Percent	Amount		Percent
			(in thousands)
Existing shareholders	96,143,436	92.5%	US$	126,628	51.9%	US$	1.32	US$	1.32
New investors	7,820,000	7.5%	US$	117,300	48.1%	US$	15.00	US$	15.00

Total	103,963,436	100.0%	US$	243,928	100.0%	US$	2.35	US$	2.35

The pro forma information discussed above is illustrative only. Our net tangible book value following the completion of this offering is subject to adjustment based on the actual initial public offering price of our ADSs and other terms of this offering determined at pricing.

The discussion and tables above also assume no exercise of any outstanding options granted under our Share Incentive Plans. As of November 27, 2013, there were 7,665,500 Class A ordinary shares issuable upon exercise of outstanding options at a weighted average exercise price of US$2.20 per share, and 400,000 Class A ordinary shares issuable upon the vesting of restricted shares. To the extent that any of these options is exercised, there will be further dilution to new investors.

SELECTED CONSOLIDATED FINANCIAL DATA

Pro Forma Earnings Per Share to Reflect the West Crest Share Purchase

Our basic earnings per share on a pro forma basis to reflect the West Crest Share Purchase were RMB2.15 (US$0.35) for the year ended December 31, 2012 and RMB3.37 (US$0.55) for the nine months ended September 30, 2013. Our diluted earnings per share on a pro forma basis to reflect the West Crest Share Purchase were RMB2.14 (US$0.35) for the year ended December 31, 2012 and RMB3.33 (US$0.54) for the nine months ended September 30, 2013. The denominator used for pro forma earnings per share gives effect to the net change in shares as a result of (i) the repurchase of 3,856,564 ordinary shares by us from West Crest Limited and (ii) the issuance and sale of the number of Class A ordinary shares that would need to be issued and sold in this initial public offering to provide the proceeds to pay for a portion of the repurchase of ordinary shares from West Crest Limited. At a price of US$15.00 per ADS, the midpoint of the price range shown on the front cover of this prospectus, and with each ADS representing one Class A ordinary share, it would be necessary to issue 2,500,000 Class A ordinary shares to pay for the remaining US$37.5 million of the US$75 million purchase price associated with Autohome’s portion of the West Crest Share Purchase. See “Corporate History and Structure—Share Purchase from West Crest Limited” and “Use of Proceeds” for more information. The net decrease in the number of shares amounting to 1,356,564 was deducted from the number of our ordinary shares outstanding used in the basic and diluted earnings per share computation as of December 31, 2012 and September 30, 2013.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Critical Accounting Policies

Share-based Compensation

Based on an assumed initial public offering price of US$15.00 per ADS, the midpoint of the price range shown on the front cover page of this prospectus, the intrinsic value of the options outstanding as of the date of this prospectus was US$98.1 million, of which US$42.6 million related to vested options and US$55.5 million related to unvested options. Although it is reasonable to expect that the completion of this offering may increase the value of our shares because of their increased liquidity and marketability, the amount of additional value cannot be measured with absolute precision or certainty.

Fair Value of our Ordinary Shares

We believe that the increases from US$11.64 and US$12.38, as the fair value per ordinary share as of October 22, 2013 and November 4, 2013, respectively, to US$15.00, the midpoint of the estimated price range shown on the front cover of the prospectus divided by the number of Class A ordinary shares represented by each ADS, was primarily attributable to recent market conditions. U.S. publicly traded internet companies with operations primarily in China have benefited from the recent improved investor sentiment toward China-based companies and strong investor demand. This is evidenced by the fact that the prices of stock offered in initial public offerings in the U.S. by China-based internet companies since late October 2013 have increased substantially since their listings, and the stock prices of many other China-based internet companies have recently reached their record highs for the past two and a half years.

Quantitative and Qualitative Disclosures about Market Risk

Foreign Exchange Risk

We estimate that we will receive net proceeds of approximately US$102.5 million from this offering, after deducting underwriting discounts and commissions and the estimated offering expenses payable by us and assuming no exercise by the underwriters of their option to acquire additional ADSs, based on the initial offering price of US$15.00 per ADS, the midpoint of the estimated range of the initial public offering price. Assuming that we convert the full amount of the net proceeds from this offering into RMB, a 10% appreciation of the RMB against the U.S. dollar, assuming a rate of RMB6.1200 to US$1.00 to a rate of RMB5.5636 to US$1.00, will result in a decrease of RMB57.0 million (US$9.3 million) of the net proceeds from this offering. Conversely, a 10% depreciation of the RMB against the U.S. dollar, from a rate of RMB6.1200 to US$1.00 to a rate of RMB6.8000 to US$1.00, will result in an increase of RMB69.7 million (US$11.4 million) of the net proceeds from this offering.

EXPENSES RELATED TO THIS OFFERING

Set forth below is an itemization of the total expenses, excluding underwriting discount, that we expect to incur in connection with this offering. With the exception of the SEC registration fee, New York Stock Exchange market entry and listing fee and the Financial Industry Regulatory Authority, Inc. filing fee, all amounts are estimates.

SEC Registration Fee	US$	18,533
New York Stock Exchange Market Entry and Listing Fee		125,000
Financial Industry Regulatory Authority, Inc. Fee		19,583
Printing and Engraving Expenses		400,000
Legal Fees and Expenses		2,969,000
Accounting Fees and Expenses		2,090,000
Miscellaneous		950,000

Total	US$	6,572,116